File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2004

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐.

     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑.

     [ If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_____.]

Monthly Sales Report- July 2004	3
Regulated Announcement for the month of July 2004	4 ~ 5
2Q’04 Investor Conference Presentation Materials & Quarterly Report	6 ~ 9
Signatures	10

MACRONIX INTERNATIONAL CO., LTD.
For the month of July 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2004.

     Sales volume (NT$ : Thousand)

Time	Item	2004	2003	Changes	(%)
July	Invoice amount	2,373,939	1,585,827	788,112	49.70%
July	Net Sales	2,370,145	1,520,415	849,730	55.89%

     Funds lent to other parties (NT$ : Thousand)

	Bal. As of	Bal. As of
	July, 2004 end	June, 2004 end	Limit of lending
MXIC	0	0	14,801,190
MXIC’s subsidiaries	1,547,113	1,546,089	5,790,080

     Endorsements and guarantees (NT$ : Thousand)

	Limit of endorsement	July	Bal. As of period end
MXIC	14,801,190	–34,130	4,400,380
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	4,400,380
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

     Financial derivatives transactions (NT$ : Million)

4-1 Hedging purpose:

For assets / liabilities denominated in foreign currencies		For the position of floating rate liabilities
Underlying assets / liabilities	534	Underlying assets / liabilities	0
Financial instruments	2	Financial instruments	0
Realized profit (loss)	0	Realized profit (loss)	0

4-2 Trading purpose : None

MACRONIX INTERNATIONAL CO., LTD.
For the month of July 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of July 2004.

     The trading of directors, supervisors, executive officers and 10% shareholders :

		Number of shares
		held when elected
		(for Directors,	Number of shares	Number of shares
		Supervisors and	held as	held as
Title	Name	Executive Officers)	June 30, 2004	July 31, 2004	Changes
Director & Vice President	Simon Wang	6,495,252	6,486,252	6,459,252	–27,000
Assistant Vice President	Y.L. Lin	0	9,60,413	9,751,413	–9,000
Assistant Vice President	H.C. Liu	0	599,356	590,356	–9,000
Assistant Vice President	Shawn Yin	0	187,000	151,000	–36,000
Assistant Vice President	Oliver Lin	0	1,214,776	514,776	–700,000
Assistant Vice President	Paul Yeh	0	8,996,102	8,987,102	–9,000

     The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None

     Outstanding units and shares of ADR :

Outstanding of units on	Outstanding of	Outstanding of	Outstanding of
June 30, 2004	shares on June 30, 2004	units on July 31, 2004	shares on July 31, 2004
1,696,515.3	16,965,153	1,696,515.3	16,965,153

     Outstanding amount of Convertible Bonds :

		Outstanding Amounts		Outstanding Amounts
Convertible Bonds	Conversion Price	on July 31, 2004		On July 31, 2004
0.5% Convertible Bonds Due 2007	NT$28.2329	US$	169,224,000	US$	169,224,000
0% Convertible Bonds Due 2008	NT$11.9584	US$	90,000,000	US$	10,800,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of July 2004

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of July 2004.

     The acquisition of assets :

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)
2004/07/01	POLARIS DE-BAO FUND	32,733,623.2000	10.6662 ~ 10.7174	350,000,000
2004/07/01	NITC BOND FUND	2,204,135.4000	158.5670 ~ 158.9170	350,000,000
2004/07/02	Shinkong Chi-Shin Fund	25,263,727.4400	13.8440 ~ 13.8578	350,000,000
2004/07/05	HSBC NTD Money Management Fund	31,287,883.8000	14.3743 ~ 14.3867	450,000,000
2004/07/05	The First Global Investment Trust Wan Tai Bond Fund	22,172,593.7000	13.5091 ~ 13.5408	300,000,000
2004/07/06	ABN AMRO Bond Fund	21,963,013.0100	14.5687 ~ 14.5707	320,000,000

     The disposition of assets :

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)
2004/07/28	The First Global Investment Trust Wan Tai Bond Fund	22,172,593.7000	13.5159 ~ 13.5523	300,220,194
2004/07/28	NITC BOND FUND	2,518,705.7000	158.6380 ~ 159.0890	400,353,475
2004/07/28	ABN AMRO Bond Fund	21,963,013.0100	14.5814	320,251,478
2004/07/29	HSBC NTD Money Management Fund	27,802,781.0000	14.3982	400,310,001
2004/07/30	Shinkong Chi-Shin Fund	32,471,124.8500	13.8723	450,449,186
2004/07/30	POLARIS DE-BAO FUND	32,733,623.2000	10.6778 ~ 10.7290	350,365,686

Macronix International Co., Ltd.
16, Li-Hsin Road, Science Park, Hsin-Chu, Taiwan, R.O.C.
Tel: +886 3 578 6688                    Fax: +886 3 563 2888

4/29/2004

MXIC Reports First Quarter Financial Results

•	Posted net sales revenues of NT$4,804 million for the quarter, an increase of 60 percent year over year

•	Consecutively generated positive gross profit, Gross Profit of NT$160 million

•	Net income of NT$19 million, Turn to profit after nine quarters net loss

•	Maintained high level of the capacity utilization rate at 91 percent

Hsin-Chu, Taiwan, R.O.C. — Macronix International (NASDAQ: MXICY, TSEC: 2337) today reported unaudited financial results of the first quarter end on April 31, 2004. The Company reported its net income of NT$19 million for the quarter since fourth quarter 2001, posting net revenue of NT$4,804 million for the quarter an increase of 60 percent year over year. The Company also announced it’s financial forecast for 2004 in compliance with Taiwan SFC regulation.

Net Sales Revenue and Net Income

The Company recorded the first quarter revenues of NT$4,804 million, with an increase of 60 percent from the NT$3,002 million in the first quarter of 2003 and a decrease 12 percent sequentially from NT$5,470 million in last quarter. Despite of the seasonal weakness in the first quarter, The Flash sales continued to break record high due to strong demands and favorable price trend.

The net income of NT$19 million was a great improvement, compared to a net loss of NT$794 million in the last quarter and a net loss of NT$3,211 million in the first quarter of 2003. The net income was contributed by the positive net reversal of inventory loss provision NT$718 million and the favorable investment gain of NT$253 million.

The EPS was NT$0.004, compared to NT$(0.15) in the fourth quarter of 2003 and NT$(0.88) in the first quarter of 2003.

Gross Margin and Operating Expenses

Gross margin for the quarter was 3 percent of revenues compared with 7 percent for the fourth quarter of 2003, compare with negative 51 percent in the first quarter of 2003. Gross profit for the quarter was NT$160 million, a consecutive second quarter of positive gross profit. The lower gross margin was due to different product mix and Flash inventory sold through. Price variance of gross profit for the quarter improved NT$129 million compared to previous quarter, representing the continuously favorable price trend and technology migration to improve the cost structure.

Operating expenses for the quarter were NT$991 million, with an improvement of 10 percent, compared to the same period of 2003. Operating loss was NT$831 million for the quarter, compared to NT$612 million in the fourth quarter of 2003 and NT$2,637 million in the first quarter of 2003.

A.     Flash Accounted for 56% of Net Sales Revenue and Keep Strong Momentum

Sales in Flash products continued to grow for the quarter and accounted for 56% of net sales revenue, representing a 52 percent growth sequentially and up 131 percent year over year. The unit shipment of Flash continue to register new records, the unit shipment increase 37 percent sequentially and 82 percent year over year. The Average Selling Price of lower density Flash products continues to firm up due to strong end market demands. The Flash wafer start of advanced process technology 0.15 um floating gate and NBitTM 0.25 um was increased to 50 percent in this quarter. Mask ROM accounted for 26 percent of net sales revenue, declined 45 percent sequentially, due to the seasonal pattern. Sales in SLC products accounted for 7 percent of net sales revenue. Sales in SMS products accounted for 11 percent of net sales revenue, declined 51 percent sequentially, based on the contractual shipment for Renesas was completed.

0.15 um & 0.18 um Advanced Process Technology Accounted for 37%

Advanced process technology (line width under 0.18 um) collectively accounted for 37 percent of revenue for the first quarter of 2004. Sales to Asia (excluding Japan) experienced 49 percent growth over the quarter.

Liquidity and Financial Highlights

As of April 31, 2004, The Company had NT$7.25 billion in cash and cash equivalents. The cash position would add up to NT$8.37 billion including the restricted deposits. In April, The Company successfully completed GDR offering with net proceeds of NT$5.7 billion. The financial strength remained sound while the inventory maintained at healthy level of NT$4.44 billion and the total liability decreased to NT$24.24 billion, a decrease of NT$4.12 billion, compared to NT$28.36 billion as the end of December, 2003. Owner’s Equity was NT$29.6 billion. Capital expenditure for the quarter was NT$351 million. Depreciation and amortization expenses were NT$1.99 billion for the quarter, with a decline of NT$109 million compared to last quarter. Cash flow from operation remained healthy while the Company generated NT$1.03 billion in cash from operation.

The following tables summarized MXIC’s financial highlights:

				QoQ	YoY
				Change	Change
Unit: NT$ in million, except EPS	2004/Q1	2003/Q4	2003/Q1	Increase	(Decrease)
Net Sales Revenue	4,804	5,470	3,002	(12)%	60%
Gross Profit (Loss)	160	391	(1,539)
Gross Margin %	3%	7%	(51)%
Operating Expenses	(991)	(1,003)	(1,098)	(1)%	(10)%
Operating Income (Loss)	(831)	(612)	(2,637)	36%	(69)%
Net Non-Operating Income (Loss)	849	(183)	(574)
Income (Loss) Before Tax	19	(795)	(3,211)
Income Taxes	0	0	0
Net Income (Loss)	19	(795)	(3,211)

EPS (NT$)	0.004	(0.15)	(0.88)

2004 Forecasts Filed with the Taiwan Securities and Futures Commission

As required by the Taiwan SFC, Macronix has published the following forecasts for the year ended 12/31/2004. The financial forecast was subject to significant risks and uncertainties.

			Change
NT$M; except EPS	2004(E)	2003	YoY
Net Sales Revenue	26,442	17,395	52%
Gross Profit	4,653	(3,159)
Operating Expenses	(4,516)	(4,406)	2%
Operating Income	137	(7,565)
Net Non-Operating Income	971	(633)
Income Before Taxes	1,108	(8,198)
Net Income	1,108	(8,198)

EPS (NT$)	0.23	(2.13)

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

The news release contains forward-looking statements, as defined in the Safe Harbor Provisions of the United States Private Securities Litigation Reform act of 1995. These forward-looking statements, including the statements generally can be identified by phrases such as Macronix or the Company “believes”, “expects”, “anticipates”, “foresees”, “forecasts”, “estimates” or other words or phrases of similar import. Similarly, such statements describe the Company’s business outlook, financial highlights and the projections of capacity expansions. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain risks and uncertainties, which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned “Risk Factors” in the Company’s

2002 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 30, 2003. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Macronix International Co., Ltd.

Macronix International Co., Ltd. (NASDAQ: MXICY and TSEC: 2337) is an independent designer, producer and supplier of non-volatile memory products such as Mask ROM, EPROM, Flash, and logic and other application-specific integrated circuit products including system-on-a-chip (also named as SOC) and solutions. Macronix views itself as an integrated solutions provider, treating its customers as strategic partners and working closely with them in all aspects of product development to provide silicon chip solutions that satisfy their specific needs. Headquartered in Hsin-Chu, Taiwan, Macronix currently employs approximately 3,400 people worldwide.

Macronix was named by Business Week in June 2001 as one of the top 100 Information Technology companies worldwide. In addition, Macronix’s CEO, Miin Wu, was named by Business Week in July 2001 as one of 13 entrepreneurs among 50 “stars” of Asia.

For more information, please visit the Company’s website at www.macronix.com.

Contacts:

Patrick Tang	Jonathan Lee
Macronix International Co., Ltd.	Macronix International Co., Ltd.
Public Relations	Finance Center
+0930 111 183	+03 578 6688 ext.76630
patricktang@mxic.com.tw	jonathanlee@mxic.com.tw

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: August 23, 2004	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center